Calgary, Alberta
Box 1900, Station “M”	T2P 2M1
110-12th Avenue S.W.	T (403) 267-2070

VIA EDGAR

September 16, 2009

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	H. Christopher Owings
Assistant Director

	Re:	TransAlta Corporation
Form 40-F for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
File No 001-15214

Ladies and Gentlemen:

We are in receipt of the letter dated September 3, 2009 from the Staff of the U.S. Securities and Exchange Commission containing an additional comment on our above-captioned filing (the “Comment Letter”).

For the convenience of the Staff, we have transcribed the additional comment in our response below.

Form 40-F for the Fiscal Year Ended December 31, 2008

General

1.                                                     We note your response to comment one from our letter dated August 5, 2009. Please also revise your Form 40-F so that is expressly incorporates into your Form 40-F the Annual Information Form, Consolidated Financial Statements for the year ended December 31, 2008 and Management’s Discussion and Analysis that you intend to file with your amendment as Exhibits 13.1, 13.2 and 13.3, respectively.

Response:

In response to the comment and as has been specifically requested, we have revised our Form 40-F so that it expressly incorporates into our Form 40-F the Annual Information Form, Consolidated Financial Statements for the year ended December 31, 2008 and Management’s Discussion and Analysis that we are filing today via EDGAR with our amendment on Form 40-F/A as Exhibits 13.1, 13.2 and 13.3, respectively. The Form 40-F/A is being filed today to implement the foregoing change and the other changes we undertook to make in our prior response letter dated August 28, 2009 (namely, to separately code the requested information as Exhibits 13.1, 13.2 and 13.3 in the EDGAR file and to relocate the list of Exhibits to the body of the Form 40-F prior to the signature page).

If you have any questions regarding this response, please contact Brian Burden of TransAlta Corporation at (403) 267-7277 or Robert A. Zuccaro of Latham & Watkins LLP at (212) 906-1295.

Very truly yours,

TransAlta Corporation

By:	/s/Brian Burden
Brian Burden
Chief Financial Officer